"PUBLIC"

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-67676

[redacted]

14045940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED FEB 26 2014 WASH, D.C. 191 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JPM Advisors, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Donnelly Drive
(No. and Street)

Dover, MA 02030-1722
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George, CPA 603-380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke & Associates CPAs, Inc.
(Name - if individual, state *last, first, middle name*)

175 Derby Street, Suite 42	Hingham	MA	02043
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I James P. McPartland swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JPM Advisors, LLC as of December 31 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARRIE H. CLOUGH
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 17, 2020

Notary Public

Signature

MANAGING MEMBER

Title

This report** contains (check all applicable boxes):

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JPM Advisors, LLC

Statement of Financial Condition
(Note 2)

December 31,		2013
Assets		
Cash	$	14,225
Accounts receivable (Note 4)		60,000
Total current assets		74,225
Fixed assets, at cost:		
Computer and office equipment		12,766
Furniture		3,458
		16,224
Less accumulated depreciation		14,419
Total fixed assets, net		1,805
Total assets	$	76,030
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses (Note 4)	$	57,013
Total current liabilities		57,013
Commitments (Notes 3 & 4)		
Member's equity (Note 3)		19,017
Total liabilities and member's equity	$	76,030

See accompanying independent auditors' report and notes to financial statements.